UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001 - 36130

voxeljet AG

The Nasdaq Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

Telephone: (49) 821 7483 100

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

American Depositary Shares, each representing one ordinary share, nominal value €1.00 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, voxeljet AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

voxeljet AG

Date: March 22, 2024	By:	/s/ Rudolf Franz
		Name:	Rudolf Franz
		Title:	Chief Financial Officer